FORM 6K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of  February, 2004

Commission File Number 001-31890

Orezone Resources Inc.
(Translation of registrant’s name into English)

290 Picton Street, Suite 201 Ottawa, ON K1K 8P8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 —

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OREZONE RESOURCES INC

Date: February 10, 2004	/s/ Doug Perkins Doug Perkins

Febuary 9, 2004 ORZ.TSX

Orezone Acquires Extension of Essakan Property
New Permit gives Orezone control over 4000 km2 of highly prospective belt

Orezone Resources Inc. (ORZ:TSX) is pleased to announce that it has acquired two exploration permits in Niger that are adjacent to, and cover the eastern extension of the geological belt that hosts its flagship Essakan project in Burkina Faso, West Africa. The eastern boundary of the Essakan group of permits forms the country border between Burkina Faso and Niger.

Recent work carried out by Orezone has lead to the discovery of gold bearing structures very close to the eastern boundary of the Essakan permit. Since the geological belt which hosts the favourable gold mineralization on Essakan extends eastward, there is good potential for further discoveries in Niger. Orezone has been granted the prospecting rights to two permit areas in Niger which together cover 2566km2. The Essakan permits in Burkina Faso are approximately 1500km2 in size.

Prospecting permits in Niger are valid for a period of one year and give the holder the first right to acquire an exploration licence on any or all of the permit area. The Company plans to immediately extend its geological/geophysical/geochemical surveys into Niger to cover this new ground and to identify prospective drilling targets.

Gold Fields Limited is earning a 50 per cent interest in the Essakan project through expenditures of US $8 million and can increase its interest to 60 per cent by completing a bankable feasibility study. Orezone is the operator. A measured and indicated resource of 1.3 million ounces and an inferred resource of 300,000 ounces have already been identified on the Main Zone at Essakan. Work underway, including diamond drilling and reverse circulation drilling, is focussed on expanding resources. A new resource calculation on the Essakan Main Zone is expected by the end of this quarter. In addition to the Main Zone, the Essakan project hosts more than 10 other highly prospective drill targets as defined by gold in soil anomalies and/or significant drill intersections.

Orezone Resources Inc. (ORZ:TSX) is an emerging Canadian gold producer that has the premier land position in the West African country of Burkina Faso, a relatively unexplored part of the world’s fastest gold producing region. Orezone’s mission is to create wealth by discovering and developing the earth’s resources in an efficient and responsible manner.

FORWARD-LOOKING STATEMENTS: This news release contains certain “forward-looking statements” within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. Except for statements of historical fact relating to the company, certain information contained herein constitutes forward-looking statements. Forward-looking statements are frequently characterized by words such as “plan,” “expect,” “project,” “intend,” “believe,” “anticipate”, “estimate” and other similar words, or statements that certain events or conditions “may” or “will” occur. Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. These factors include the inherent risks involved in the exploration and development of mineral properties, the uncertainties involved in interpreting drilling results and other ecological data, fluctuating metal prices, the possibility of project cost overruns or unanticipated costs and expenses, uncertainties relating to the availability and costs of financing needed in the future and other factors. The Company undertakes no obligation to update forward-looking statements if circumstances or management’s estimates or opinions should change. The reader is cautioned not to place undue reliance on forward-looking statements.

For further information please contact:
Ron Little, President & CEO
Orezone Resources Inc.
290 Picton St., Suite 201, Ottawa Ontario Canada K1Z 8P8 tel 613 241 3699 fax 613 241 6005
info@orezone.com     www.orezone.com